SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                              --------


                              FORM 11-K


                            ANNUAL REPORT
                  PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934






(Mark One):

  X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended   December 31, 2000

                                 OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to               .

Commission file number    0-16211

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DENTSPLY International Inc. 570 West College Avenue, York,
Pennsylvania 17405

                        REQUIRED INFORMATION


1. Financial Statements:

      The following financial information, including the Independent Accountant's Report thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

      Statement of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999.

      Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999.

      Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000.


2. Exhibit:

      The following exhibit is submitted herewith:

           Exhibit (A) - Consent of PricewaterhouseCoopers LLP-
                         Independent Accountants


                              SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               DENTSPLY International Inc.
                               401(k) Savings Plan

Date: June 29, 2001            /s/ John C. Miles II
                               John C. Miles, II
                               Chairman, Chief Executive Officer
                               and Member of the DENTSPLY
                               International Inc. 401(k) Savings
                               Plan Committee

DENTSPLY International Inc.
401(k) Savings Plan
Financial Statements and Additional Information
December 31, 2000 and 1999

DENTSPLY International Inc. 401(k) Savings Plan
Index to Financial Statements and Additional Information
December 31, 2000 and 1999


                                                             Page(s)

Financial Statements:

  Report of Independent Accountants                             5

  Statements of Net Assets Available for Benefits               6

  Statements of Changes in Net Assets Available for Benefits    7

  Notes to Financial Statements                               8 - 12

Additional Information:*

  Schedule I - Schedule of Assets Held for Investment
                 Purposes at End of Year                        13















* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of DENTSPLY International Inc. 401(k)
Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 26, 2001

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
-------------------------------------------------------------------------------
                                                         2000              1999
Assets:
   Cash and cash equivalents                         $    40,000      $        767
   Investments, at fair value
    Shares of registered investment companies:
      Fidelity Magellan Fund                           8,405,800         8,814,269
      Fidelity Growth Company Fund                                       8,852,930
      Fidelity Balanced Fund                                             1,148,961
      Fidelity Puritan Fund                                              1,882,204
      Vanguard U.S. Growth Fund                                          5,135,610
      Vanguard Index 500 Fund                                            8,514,651
      Vanguard Windsor II Fund                                           3,019,141
      Vanguard Wellington Fund                                           1,032,793
      Schwab Institutional Advantage Money Fund                          2,931,912
      Vanguard Short-term Corporate Bond Fund                            1,321,587
      Vanguard Long-term Corporate Bond Fund                                23,561
      Vanguard Index Trust Small Cap Fund                                  182,812
      TRP New Horizons Fund                              831,783
      TRP Equity Income Fund                           3,201,697
      TRP Summit Cash Reserves                         3,081,711
      TRP Balanced Fund                                3,941,221
      TRP Spectrum Income Fund                         1,449,008
      TRP Blue Chip Growth Fund                       14,889,088
      TRP Personal Strategy Income Fund                      830
      TRP Personal Strategy Balanced Fund                    580
      TRP Personal Strategy Growth Fund                      869
      TRP Extended Equity Market Index                    53,344
      TRP International Stock Fund                         9,077
      TRP Science & Technology Fund                      247,536
    Shares of common trusts:
      TRP Equity Index Trust                           7,815,029
    DENTSPLY International Inc. Stock Fund             3,418,093         2,095,061
    Participant loans                                  1,085,178           765,979
                                                   --------------    --------------

      Total investments                               48,430,844        45,721,471

   Receivables
    Employee contribution receivable                     223,035           638,358
                                                   --------------    --------------

      Total receivables                                  223,035           638,358
                                                   --------------    --------------

      Net assets available for benefits             $ 48,693,879      $ 46,360,596
                                                   --------------    --------------

  The accompanying notes are an integral part of these financial statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
-------------------------------------------------------------------------------

                                                                                   2000         1999
Additions:
   Investment income:
    Net (depreciation) appreciation in fair value of investments                $(2,045,784) $ 5,127,088
    Interest and dividends                                                        2,218,590    2,747,571
                                                                                 ----------   ----------

                                                                                    172,806    7,874,659
                                                                                 ----------   ----------

   Contributions:
    Participant                                                                   5,959,064    5,614,481
    Participant rollovers                                                           625,086      866,977
                                                                                 ----------   ----------

                                                                                  6,584,150    6,481,458
                                                                                 ----------   ----------

       Total additions                                                            6,756,956   14,356,117

Deductions:
   Payment of benefits                                                            4,423,673    3,629,036
                                                                                 ----------   ----------

   Net increase                                                                   2,333,283   10,727,081

Net assets available for benefits:
   Beginning of year                                                             46,360,596   35,633,515
                                                                                 ----------   ----------

   End of year                                                                 $ 48,693,879 $ 46,360,596
                                                                                 ----------   ----------



  The accompanying notes are an integral part of these financial statements.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
-------------------------------------------------------------------------------


1. Description of the Plan

   The following description of the DENTSPLY International Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan covering all full-time employees of DENTSPLY International Inc. (the "Company") and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. Employees are eligible to participate in the Plan during open enrollment periods occurring on January 1, April 1, July 1 and October 1 of each year. A summary plan description containing specific Plan provisions has been made available to all participants of the Plan.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Plan Administration
   The Plan is administered by the 401(k) Savings Plan Committee (the "Committee"). At December 31, 2000 and for a portion of the year then ended,
   T. Rowe Price Trust Company ("TRP") was the trustee (the "Trustee") and custodian of the Plan's assets. During 1999 and a portion of 2000, the Charles Schwab Trust Company ("Schwab") was the trustee and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2000 and a portion of the year then ended, T. Rowe Price Trust Company was the recordkeeper of the Plan. During 1999 and a portion of 2000, Manchester Benefits Group was the recordkeeper of the Plan.

   Officers or employees of the Company perform certain administrative functions. No such officers or employees receive compensation from the Plan.

   Contributions
   Each year, participants may contribute up to 15 percent of their pre-tax annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan.

   Participant Accounts
   Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   Participants are immediately vested in their contributions and earnings thereon.

Investment Options
   Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of sixteen investment options. The following investment options were available to Plan participants at December 31, 2000:

      Fidelity Magellan Fund- Funds are invested in shares of Fidelity Magellan Fund, a registered investment company managed by Fidelity Investments ("Fidelity") that invests mainly in common stocks seeking long-term growth.

      TRP Balanced Fund - The TRP Balanced Fund seeks long-term capital appreciation, current income and preservation of capital with moderate fluctuation in share prices. It invests in a diversified portfolio of approximately 60% in common stocks and 40% in fixed income securities and cash reserves.

      TRP Blue Chip Growth Fund - The TRP Blue Chip Growth Fund seeks long-term growth of capital through investing primarily in common stocks of well-established companies with the potential for above-average growth in earnings. Current income is a secondary objective.

      TRP Equity Income Fund - The TRP Equity Income Fund seeks substantial dividend income, as well as long-term capital appreciation by investing primarily in dividend paying common stocks of established companies. In selecting such stocks, the fund emphasizes companies that appear to be temporarily undervalued by various measures, such as price/earnings ratios.

      TRP Equity Index Trust - The TRP Equity Index Trust seeks to replicate as closely as possible the total return performance of the Standard & Poor's 500 Composite Index ("S&P 500"). The TRP Equity Index Trust invests in substantially all 500 stocks comprising the S&P 500 in proportion to their respective weighting in the index to the extent practical.

      TRP Extended Equity Market Index Fund - The TRP Extended Equity Market Index Fund seeks to match the performance of the U.S. equity market, as represented by the Wilshire 4500 Equity index. This index comprises more than 6,500 actively traded stocks, mostly small and mid cap issues, that are not part of the S&P Index.

      TRP International Stock Fund - The TRP International Stock fund seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

      TRP New Horizons Fund - The TRP New Horizons Fund seeks long-term growth of capital through investment primarily in common stocks of small, rapidly growing companies.

      TRP Personal Strategy Balanced Fund - The TRP Personal Strategy Balance Fund emphasizes investments in stocks with higher capital appreciation potential but retains a significant income component to temper volatility.

      TRP Personal Strategy Growth Fund - The TRP Personal Strategy Growth Fund, with the greatest exposure to stocks, is designed for more aggressive investors who can withstand the market's inevitable setbacks to seek its potential long-term rewards.

      TRP Personal Strategy Income Fund - The TRP Personal Strategy Income fund is designed for more conservative investors who value the reduced volatility provided by substantial investments in income-producing securities but also seek some capital growth.

      TRP Science & Technology Fund - The TRP Science and Technology Fund seeks long-term growth of capital through investment primarily in common stocks of companies which are expected to benefit from the development, advancement and use of science and technology.

      TRP Spectrum Income Fund - The TRP Spectrum Income Fund seeks a high level of current income consistent with moderate price fluctuations by investing in a diversified group of up to nine T. Rowe Price mutual funds. Six of these funds invest principally in U.S. fixed income securities, two in foreign bonds and one in common stocks of established, dividend paying companies.

      TRP Summit Cash Reserves - The TRP Summit Cash Reserves seek preservation of capital and liquidity, and consistent with these objectives, the highest possible current income. The fund invests in U.S.
      dollar-denominated money market securities issued in the U.S. and abroad.

      DENTSPLY International Inc. Stock Fund - Invests exclusively in Common Stock of DENTSPLY International Inc.

   The following investment options were available to Plan participants during 1999 and a portion of 2000:

      Fidelity Growth Company Fund
      Fidelity Balanced Fund
      Fidelity Puritan Fund
      Vanguard U.S. Growth Fund
      Vanguard Index 500 Fund
      Vanguard Windsor II Fund
      Vanguard Wellington Fund
      Schwab Institutional Advantage Money Fund
      Vanguard Short-Term Corporate Bond Fund
      Vanguard Long-Term Corporate Bond Fund
      Vanguard Index Trust Small Cap Fund

   Participants may change their investment options or transfer existing account balances to other investment options daily.

   Participant Loans
   Participants may borrow from their accounts to the lesser of $50,000 or 50 percent of their vested account balance. Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed 5 years; however, terms may exceed 5 years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

   Payment of Benefits
   Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator.

2. Significant Accounting Policies

   Basis of Accounting
   The accompanying financial statements have been prepared on the accrual basis of accounting.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Payment of Benefits Benefits are recorded when paid.

   Plan Expenses
   Expenses incurred in connection with the administration of the Plan are paid by the Company or the Plan.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

   During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                  2000         1999

Registered investment companies              $(3,208,789)   $5,267,120
Common stock                                   1,163,005      (140,032)
                                                --------     ---------

                                             $(2,045,784)   $5,127,088
                                                --------     ---------
4. Related Party Transactions

   During a portion of 2000 and all of the 1999 plan year, certain Plan investments were shares of a registered investment company managed by Schwab. At December 31, 2000 and a portion of the year then ended, certain Plan investments were shares of a registered investment company managed by T. Rowe Price Trust Company. The transactions in this fund are party-in-interest transactions exempt from prohibited transaction rules.

5. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                         Additional Information
DENTSPLY International Inc. 401(k) Savings Plan                      Schedule I
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000
-------------------------------------------------------------------------------


Form 5500, Schedule H, Part IV, Line I
                                                                                                       Current
                Identity of Issue                                   Investment Type                     Value

Fidelity Magellan Fund                               Registered Investment Company                     $  8,405,800
TRP Equity Index Trust*                              Common Trust                                         7,815,029
TRP New Horizons Fund*                               Registered Investment Company                          831,783
TRP Equity Income Fund*                              Registered Investment Company                        3,201,697
TRP Summit Cash Reserves*                            Registered Investment Company                        3,081,711
TRP Balanced Fund*                                   Registered Investment Company                        3,941,221
TRP Spectrum Income Fund*                            Registered Investment Company                        1,449,008
TRP Blue Chip Growth Fund*                           Registered Investment Company                       14,889,088
TRP Personal Strategy Income Fund*                   Registered Investment Company                              830
TRP Personal Strategy Balanced Fund*                 Registered Investment Company                              580
TRP Personal Strategy Growth Fund*                   Registered Investment Company                              869
TRP Extended Equity Market Index Fund*               Registered Investment Company                           53,344
TRP International Stock Fund*                        Registered Investment Company                            9,077
TRP Science & Technology Fund*                       Registered Investment Company                          247,536
DENTSPLY International Inc. Stock Fund*              Common Stock                                         3,418,093
DENTSPLY International Inc. 401(k) Savings Plan*     Participant loans, interest rates ranging
                                                     from 8.25% to 10.5% maturing between
                                                     1/1/2001 and 12/20/2010                              1,085,178
                                                                                                   -----------------

                                                                                                       $ 48,430,844
                                                                                                   -----------------

* Party-in-interest

Exhibit (A)



       Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-89786) of DENTSPLY International Inc. of our report dated June 26, 2001 relating to the financial statements of the DENTSPLY International Inc. 401(k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 29, 2001